SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Subject Company)

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

960 377 109
(CUSIP Number of Class Securities)

Jared T. Finkelstein
Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

Item 9. Exhibits.
SIGNATURE
EX-(a)(3)

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 18, 2003 by Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”), relating to the tender offer by Windy City Investments, LLC, Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon to purchase up to 20,340 units of limited partnership interest of the Partnership.

Item 9. Exhibits.

Exhibit No.	Description

(a)(3)	Text of Press Release dated July 25, 2003 issued by the Partnership.

1

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 29, 2003

WESTIN HOTELS LIMITED PARTNERSHIP

By:	WESTIN REALTY CORP.
General Partner

	By:	/s/ Jeff S. Drew

Jeff S. Drew
Vice President and Treasurer

2